March 30, 2013

PERSONAL AND CONFIDENTIAL

Mari Baker

Re: Temporary Employment Agreement

Dear Mari:

We are very pleased to offer you a temporary position with Velti Inc. (the “Company”) as Interim Chief Operating Officer, COO, at our offices in San Francisco, starting on April 1, 2013.

Please find below a brief description of the compensation and benefits that will be provided to you in conjunction with your employment, as well as the terms and conditions that govern our employment relationship. Please note that the Company may, in its discretion, change its benefit plans from time to time.

Base Pay: You will be paid a monthly base salary of $40,000 which is equivalent to $480,000 on an annualized basis. As an exempt employee, you will not be eligible to receive any overtime pay. You will be paid in accordance with the Company’s regular payroll schedule on the 15th and last day of the month, and your base pay will be subject to applicable tax and other withholdings. In the event your contract is extended beyond 6 months, your base pay will be $29,166 per month or $350,000 on an annualized basis.

Duration and renewal of Employment: The initial duration of your employment will be three months ending June 30, 2013. This agreement is subject to automatic quarterly renewal and can be terminated by either party at the conclusion of a quarter upon notice to the other party no later than 30 days prior to the ending of such fiscal quarter.
Performance Bonus: In the event your contract is extended beyond 6 months, you will be eligible to earn an annual discretionary performance bonus (calendar year) of up to $200,000, based upon your achievement of performance targets determined by the Company at the time of such extension, and the Company’s achievement of its financial and other goals for the fiscal year for which such performance bonus would be payable. Notwithstanding the foregoing, for the calendar year ending December 31, 2013, you will not be entitled to a performance bonus unless your employment is extended beyond October 1, 2013, and payment of such performance bonus will be prorated for the period October 1, 2013 through December 31, 2013. The determination of whether you earn an annual bonus as well as the amount and composition (cash or immediately vesting shares) of any bonus will be determined by the Company in its sole discretion. You must be employed by the Company on December 31 of the applicable year in order to be eligible to earn any bonus. If you resign from your employment prior to the bonus payment date, you will not earn or receive any bonus for the prior year.

Sign-on Equity Award: Subject to the approval of the Board, you will be awarded an initial equity award of 90,000 Company restricted shares. The award will be made in accordance with the Company’s 2009 US Employee Share Incentive Plan (as amended and restated through the date of grant) (the “Plan”). As a condition of your grant, you will be required to sign the Company’s standard form of deferred share unit agreement, and the award will be subject to the terms and conditions of the Plan and the Applicable agreement. Provided you remain employed by the Company through each award vesting date, the award will vest over a one-year period, with 25% vesting in equal tranches per quarter.

Paid Time Off: You will be subject to the Company’s vacation and time off policy as applied to all other employees of the Company at the same grade level within the Company as you. Currently, under such policy, although Velti believes that taking time off for relaxation, vacation and other personal needs is essential to the health and productivity of every employee, Velti no longer has a vacation policy for its exempt US employees at your grade level and above. As a result, you will not earn vacation or have a vacation accrual balance. You will be paid your regular base salary at all times while you are actively employed by Velti (including while on Velti holidays). If you wish to take time off from work for purposes of relaxation, vacation, or other personal reasons, you may do so with the prior approval of your supervisor, and you will continue to be paid your base salary during the approved time of period.
As an exempt U.S. employee, you will earn 10 days of paid sick time off per calendar year (.833 days per month from the start of employment) up to a maximum accrual of 10 days. Sick leave is subject to the terms and conditions of the Company’s Sick Time Off Policy.
Healthcare Plan: The Company will provide you with the opportunity to participate in its group health insurance plan currently available to other similarly situated employees, subject to any eligibility requirements imposed by such plan(s).

Phone, Computer, Internet, and Travel Expenses: Documented and reasonable business expenses will be reimbursed on a monthly basis in accordance with Company policy as established and/or modified from time to time. The Company shall reimburse you for documented and reasonable legal fees pertaining to the review of this agreement.

Proof of Right to Work: For purposes of federal immigration law and as a condition of your employment, you will be required to complete a Form I-9 and provide the Company with sufficient documentation establishing your identity and eligibility to work in the United States within three (3) business days of your date of hire, or our employment relationship with you may be terminated.

Non-Disclosure Agreement: As a condition of your employment, on or before your start date, you must sign and return to the Company a copy of its Employee Non-Disclosure and Invention Assignment Agreement (the “ENIAA” or the “Restrictive Covenant Agreement”) prior to your employment start date, which provides for standard confidentiality, non-solicitation and assignment of inventions obligations in favor of the Company. In addition, for purposes of federal immigration law, on or before your start date, you must provide to the Company documentary evidence of your identity and eligibility for employment in the United States. Your failure to timely execute such Restrictive Covenant Agreement and/or provide adequate documentation will result in your immediate termination for Cause.
Board Membership: For the duration of this agreement you will a/retain your current Board membership, b/forego all Board related cash and equity compensations and c/resign from all Board Committee memberships effective immediately..
General Obligations: As an employee, you will be expected to adhere to all of the Company’s policies, and to conduct yourself in accordance with the Company’s standards of professionalism,

loyalty, integrity, honesty, reliability and respect for all. The Company does not permit, and will not tolerate, the unlawful discrimination or harassment of any of its employees or contractors on the basis of sex, race, color, religion, age, national origin or ancestry, marital status, veteran status, mental or physical disability, medical condition, sexual orientation, pregnancy, childbirth or related medical condition, or any other status protected by applicable law.

You agree that you will at all times, to the best of your ability and experience, loyally and conscientiously perform all of the duties and obligations required of and from you pursuant to the express and implicit terms hereof to the reasonable satisfaction of the Company. During the term of your employment, you agree that (i) you will devote all of your business time and attention to the business of the Company, (ii) the Company will be entitled to all of the benefits and profits arising from or incident to all such efforts by you, (iii) you will not render commercial or professional services of any nature to any person or organization, whether or not for compensation, without the prior written consent of the Company’s Chief Executive Officer or Senior Vice President of Human Resources, and (iv) you will not directly or indirectly engage or participate in any business that is competitive in any manner with the business of the Company.

Entire Agreement and Modification: You acknowledge that this letter agreement, along with the other agreements referenced above, constitutes the entire agreement between you and the Company concerning our employment relationship. Unless they are expressly included in this letter agreement, no verbal, written, or implied agreements, promises or representations are or will be effective or binding upon the Company. This letter agreement may not be modified or amended except by a subsequent written agreement between the parties signed by you and an authorized officer of the Company. Notwithstanding the previous sentence, the Company may change your position, duties, compensation, or benefits from time-to-time as it deems necessary or appropriate.

Duties to Third Parties: The Company is an ethical competitor, and will not tolerate any unlawful activities by its employees in connection with the performance of their duties for the Company. By accepting this offer, you represent and warrant that you are able to perform your duties for the Company without breaching any legal obligations that you have to any third party, including any obligations to your current or former employers. You agree that you will not, in the course of your employment with the Company, use any proprietary information of any third party, including your current or former employers. This offer of employment will remain open until the close of business on April 24, 2013. If this offer is not accepted at or before that time, it will expire and be of no further force or effect.
We are delighted to be able to extend you this offer of employment and look forward to welcoming you aboard. To accept this offer, please sign and date the enclosed copy of this letter where indicated below and return it to me.

Your immediate supervisors will be David Mann, Chairman of the Board and Alex Moukas, Chief Executive Officer.

Yours sincerely,

David Mann /s/ David Mann Chairman of the Board	Alex Moukas /s/ Alex Moukas CEO
Accept Job Offer

I agree to and accept employment with Velti USA on the terms and conditions set forth in this agreement. I understand and agree that my employment with the Company is at-will.

Signature:	/s/ Mari Baker	Date:	4/24/13